Exhibit 12

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS(a)

Nine Months Ended September 30, 2015
(millions of dollars)
Earnings, as defined:
Net income	$46
Income taxes	11
Fixed charges included in the determination of net income, as below	83
Amortization of capitalized interest	2
Distributed income of equity method investees	—
Less: Equity in earnings of equity method investees	(1)
Total earnings, as defined	$143

Fixed charges, as defined:
Interest expense	$79
Rental interest factor	4
Fixed charges included in the determination of net income	83
Capitalized interest	—
Total fixed charges, as defined	$83

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred unit distributions(a)	1.72
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(a)
NextEra Energy Partners, LP has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred unit distributions.